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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13/D

                   Under the Securities Exchange Act of 1934



                          National Auto Credit, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock,  par value $.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   632900106
                                   ---------
                                (CUSIP Number)

                               S. Craig Tompkins
Reading Entertainment, Inc., Citadel Holding Corporation and Craig Corporation c/o 550 South Hope Street, Suite 1825,
Los Angeles, California  90071                                  (213) 239-0555
------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                 April 5. 2000
                       ------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box. [_]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
CUSIP NO. 632900106                                      PAGE 2 OF 12 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      FA, INC.
      51-0285397
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2 FA, Inc. is a member of a group with Reading Entertainment, Inc., but not with any other Filing Party
                                                                       (a) [_]
                                                                       (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          8,999,900
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          8,999,900
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

                           -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      8,999,900
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                            [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      25.88%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
CUSIP NO. 632900106                                      PAGE 3 OF 12 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Reading Entertainment, Inc., a Nevada Corporation
      23-2859312
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2 Reading Entertainment, Inc., is a member of a group with FA, Inc., but not with any other Filing Party.
                                                                       (a) [_]
                                                                       (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Nevada
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             8,999,900
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          8,999,900
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      8,999,900
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                           [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      25.88%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
CUSIP NO. 632900106                                      PAGE 4 OF 12 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Craig Corporation, a Nevada corporation
      95-1620188
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2
      Craig Corporation reports with Reading Entertainment, Inc. on a consolidated basis and collectively with Reading owns approximately 49% of the voting stock of Citadel Holding Corporation. However, Craig disclaims membership in any group.
                                                                       (a) [_]
                                                                       (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Nevada
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          9,925,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          9,925,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      9,925,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                           [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      28.54%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
CUSIP NO. 632900106                                       PAGE 5 OF 12 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Citadel Holding Corporation, a Nevada corporation
      95-3885184
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2    Citadel is owned approximately 49% by Craig Corporation          (a) [_]
      and Reading Entertainment, Inc. However, Citadel disclaims       (b) [X]
      membership in any group.
------------------------------------------------------------------------------
      SEC USE ONLY
 3
      WC
------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Nevada
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             925,100
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          925,100
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      925,100
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                           [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      2.66%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT.

                                 SCHEDULE 13D
                                                         ---------------------
                                                         PAGE 6 OF 12 PAGES
                                                         ---------------------


Item 1.  Security and Issuer.

This Statement relates to the purchase on April 5, 2000 by FA, Inc., ("FA"), a wholly owned subsidiary of Reading Entertainment, Inc., a Nevada corporation ("REI and collectively with FA, "Reading") of 8,999,900 shares of the Common Stock, par value $.05 per share (the "Common Stock"), of National Auto Credit, Inc., a Delaware corporation (the "Issuer"). This filing is also being made by the following persons:

     a) Craig Corporation, a Nevada corporation ("CC" and collectively with its wholly owned subsidiaries "Craig"), which owns approximately 78% of the voting power of REI, and reports its ownership in REI on a consolidated basis for financial reporting purposes; and

     b) Citadel Holding Corporation, a Nevada corporation ("CHC" and collectively with its wholly owned subsidiaries "Citadel"), which holds 925,100 shares of the Common Stock of the Issuer, and 70,000 shares of the Series A Preferred Stock of REI, and the Class A Non-voting Common Stock and Class B Voting Common Stock of which are held 31.7% and 31.7% respectively by Reading and 16.4% and 17.3% respectively by Craig.

These persons are referred to herein collectively as the "Filing Parties."

Item 2.  Identity and Background.

The information required under this item is set forth in Schedule 1 to this Statement.

Item 3.  Source and Amount of Funds or Other Consideration.

The Common Stock acquired by FA was issued by the Issuer to FA in partial consideration of (a) the transfer by FA to the Issuer of a 50% membership interest in the Angelika Film Center, LLC., a Delaware limited liability company ("AFC"), and (b) the granting to the Issuer of certain options to further expand into the domestic cinema exhibition market through the acquisition from Reading of certain additional domestic cinemas assets (the "Exchange Transaction"). The membership interest transferred by FA to the Issuer was valued by the parties at $13.5 million. The remainder of the consideration included 100 shares of the Issuer's Series A Convertible Preferred Stock (the "Preferred Stock") and cash in the amount of $500,000. A copy of the Certificate of Designation setting out the rights, privileges and preferences of the Preferred Stock is set out in
Schedule 2 to this Statement. That Certificate of Designation provides, among other things, that the Issuer's Certificate of Incorporation and By-Laws cannot be amended and that the Board of Directors cannot be removed without the approval of the holders of a majority of the Preferred Stock outstanding from time to time. At the present time, FA holds 100% of the authorized Preferred Stock. This summary description of the Preferred Stock is qualified by reference to the complete text of the Certificate of Designation, set out in
Schedule 2, hereto.

The Common Stock acquired by Citadel was purchased in the over-the-counter market for cash from Citadel's internally generated funds over the period October 14, 1999 to March 23, 2000.

-----------------------------                           ------------------------
CUSIP No.   632900106                                     Page  7  of  12  Pages
-----------------------------                           ------------------------

Collectively, the Filing Parties currently own Common Stock representing approximately 28.54 % of the outstanding voting power of the Issuer. Although they are filing this Statement jointly, there is not presently any binding agreement between the Filing Parties with respect to the voting of shares, the acquisition of further shares, the disposition of any shares, or the taking of any other action with respect to the shares or the Issuer. The Filing Parties, may, however, from time to time, share the costs of a common law firm to assist them with respect to their compliance with the federal securities laws applicable to their respective transactions involving the Common Stock and/or the Preferred Stock. Also, FA and REI may be considered as a part of a group, since FA is a wholly owned subsidiary of REI. Craig and Citadel disclaim membership in any group.

Item 4.  Purpose of Transaction.

The transaction was a part of Reading's previously disclosed plan to focus its business principally upon the ownership, development and operation of cinemas and cinema based entertainment centers in Australia and New Zealand, and to de-emphasize its direct ownership and operation of cinemas in the United States and Puerto Rico. The sole asset of AFC is the Angelika Film Center located in the Soho district of Manhattan. In the Exchange Transaction, Reading believes that it has, in essence, brought a potential partner with significant cash assets and no indebtedness, into its domestic cinema exhibition business. While no assurances can be given, it is Reading's hope that the Issuer will elect to exercise its options to acquire further cinema interests from Reading in consideration of the issuance to it of additional shares of the Issuer's Common Stock. The Issuer has the option, through and including May 20, 2000 to acquire, for example, an additional 33.3% membership interest in AFC from FA in consideration of the issuance to FA of an additional 6 million shares of Common Stock.

The Filing Parties believe that the value of the Common Stock may, at present, be adversely affected by a variety of factors, including the uncertainty presently surrounding the management and direction of the Issuer and the role that will be played, if any, by its principal stockholder, Mr. Sam Frankino ("Frankino"). According to the Issuer's public reports and press releases,

     a) The Issuer and Frankino are currently the subject of eleven purported class action lawsuits (collectively referred to herein as the "Class Action") alleging fraud and other violations of the federal securities laws. While the Company has reached agreement in principal with plaintiff's counsel to settle these claims for $6.5 million, this settlement needs to be approved by the Court and, insofar as the Filing Parties are aware, does not resolve matters between the Issuer and Frankino;

     b) On January 16, 1998, Deloitte & Touche LLP resigned as the independent auditors to the Issuer, advising the Issuer that information had come to its attention that caused it to no longer be able to rely on the representations of the then management of the Issuer's, which management included Frankino;

     c) The Securities and Exchange Commission, the United States Attorney for the Northern District of Ohio, and the Federal Bureau of Investigation are investigating the issue raised as a result of the resignation of Deloitte & Touche LLP;

----------------------------                            ------------------------
CUSIP No.   632900106                                    Page  8  of  12  Pages
----------------------------                            ------------------------

     d) In August 1999, Frankino filed a written consent with the Issuer in which he (i) amended the Issuer's bylaws to expand the number of directors from six to thirteen and (ii) elected seven of his nominees to fill these newly-created seats on the Board. This action was contested by the Issuer but was upheld by the Delaware Chancery Court in November 1999;

     e) Prior to the acquisition of its interest in AFC, the Issuer sold substantially all of its business assets reducing its assets, in essence, to cash and a limited amount of commercial real estate;

     f) On April 7, 2000, following the closing of the Exchange Transaction and the issuance of the Common Stock and the Preferred Stock to Reading, Frankino delivered a written consent the Issuer, in which he purported to
     a) rescind any and all amendments to the Issuer's by-laws made on or after March 1, 2000, b) declassify the Board of Directors of the Issuer, and c) remove all of the directors who voted in favor of the Exchange Transaction (including 4 of the Directors placed upon the Board of Directors of the Issuer by Frankino in 1999). The Filing Parties are further advised that Frankino has filed a lawsuit in the Delaware Chancery Court (the "Frankino Lawsuit") seeking to compel the Issuer to accept these purported actions by written consent, which lawsuit is currently pending, and that the Issuer intends to defend against such lawsuit. Although Frankino seeks to prevent Reading from voting its shares of Common Stock and Preferred Stock, Reading has not been named in the action. Based on the above actions by Frankino, it appears to the Filing Parties that Frankino intends to challenge the Exchange Transaction and the rights of Reading as the holder of the securities described in this Statement; and

     g) The Issuer's current auditors have questioned the Issuer's ability to continue as a going concern.

The Filing Parties believe that the Exchange Transaction has resulted in (a) the dilution of Frankino's voting interest in the Issuer from over 60% to less than 50% and (b) absent the acquisition of additional shares by Frankino, the elimination of Frankino's ability to unilaterally amend the Issuer's By-laws and remove the Directors of the Issuer. However, given the Frankino Lawsuit, no assurances can be given in this regard.

Depending upon a variety of factors, including without limitation, the state of the relations between the Issuer and its largest stockholder, Frankino, the status of the Frankino Lawsuit and the decision by the Board of Directors of the Issuer whether or not to exercise its options to acquire addition cinema assets from Reading, the Filing Parties may purchase additional shares (directly from the Issuer, in open market transactions, and/or by tender or other offer) or they may sell shares. However, since the 8,999,900 shares acquired directly from the Issuer were sold without the benefit of a registration statement, they constitute restricted securities, and cannot be sold other than after registration or otherwise pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended and applicable state securities laws. While Reading has been granted certain registration rights by the Issuer, these rights are limited. Other than the limitations on resale imposed by applicable state and federal securities laws, however, there are no restrictions or limitations on the right of the Filing Parties to dispose of their respective interests in the Issuer at such time, in such manner and to such person or persons as they may elect.

----------------------------                            ------------------------
CUSIP No.   632900106                                    Page  9  of  12  Pages
----------------------------                            ------------------------

Prior to the closing of the Exchange Transaction, the Filing Parties had discussions with Frankino and with certain of his representatives, concerning a purchase by one or more of the Filing Parties of the interest held in the Issuer by Frankino and certain of his affiliates. However, these discussions have not to date resulted in any transaction and the Filing Parties have no reason to believe that Frankino would be a willing seller of his interest in the Issuer at this time.

The Filing Parties may consider and/or propose one or more additional transactions which relate to or would result in the effects specified in items
(b) through (g), (i) and (g) of Item 4. of Schedule 13D. However, as Reading is an "Interested Person" as such term is defined in Article SIXTH of the Certificate of Incorporation of the Issuer, the ability of the Filing Parties to cause the consummation of any one or more transactions constituting a "Business Combination" as defined in such Article SIXTH is limited. Accordingly, it appears that Frankino is currently in a position to block any "Business Combination" between the Issuer and Reading or any of Reading's affiliates or associates. The Issuer has covenanted, however, in the Purchase Agreement pursuant to which the Issuer acquired the 50% membership interest in AFC (the "Purchase Agreement") that:

     subject to the fiduciary duty of the board of Directors of [Issuer], to present to the stockholders of [Issuer], at [Issuer's] next annual or special meeting of stockholders, a proposed amendment to [Issuer's] Restated Certificate of Incorporation to eliminate Article SIXTH thereof, and shall use their best efforts to solicit proxies in favor of such amendment.

The Filing Parties believe that the interests of the Issuer and its stockholders would best be served by the elimination of Article SIXTH. However, while Article SIXTH is rather convoluted and difficult to interpret, the Filing Parties believe that the elimination of Article SIXTH would require the approval of stockholders of the Issuer representing 2/3rds of the outstanding shares, calculated both with and without reference to the shares held by the Filing Parties and Frankino. Accordingly, Frankino could block the removal of Article SIXTH. No assurances can be given as to whether Frankino would support the elimination of Article SIXTH.

As a consequence of action by the Board of Directors of the Issuer, Reading and its affiliates are exempt from the provisions of Section 203 of the Delaware Corporations Code.

Given the amount of Common Stock held by Frankino, the actions recently taken by Frankino to purportedly restructure the Issuer's Board of Directors and to purportedly remove from the Issuer's Board of Directors all Directors who voted in favor of the Exchange Transaction, and the uncertainty surrounding the future of the Issuer and the Exchange Transaction, no assurances can be given as to what, if any, action will be taken by the Filing Parties.

Item 5.  Interest in Securities of the Issuer.

See the materials set forth on Pages 2-5 above and in Schedule 3 to this Statement.

----------------------------                            ------------------------
CUSIP No.   632900106                                    Page  10  of  12  Pages
----------------------------                            ------------------------

Item 6. Contracts Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no agreements other than the following agreements between Reading and the Issuer pertaining to the Securities of the Issuer.

a)   the Purchase Agreement between the parties dated April 5, 2000,

b)   the Registration Rights Agreement between the parties dated April 5, 2000,

c) the Option Letter dated April 5, 2000 (the "First Option Letter") granting to the Issuer the right, on or before May 20, 2000, to elect to acquire an additional 33% interest in AFC in consideration of the issuance by it to Reading of an additional 6 million shares of Common Stock (the Issuer having the right, in the event and to the extent that it should lack sufficient authorized shares to effect such transaction, to substitute cash at the rate of $1.50 for such shares to the extent necessary to make up the difference), and

d) The Option Letter dated April 5, 2000, (the "Second Option Letter") granting to the Issuer the right, on or before June 5, 2000 to acquire all of the remaining domestic cinema assets of Reading, subject to the right of Citadel to participate, on a 50/50 basis with the Issuer, in any such transaction.

Copies of the above documents are attached as exhibits to this Statement, and any description of them herein is necessarily qualified by reference to the full text of such documents, as set forth in such exhibits.

The Purchase Agreement includes a put right, exercisable by Reading under certain circumstances. The relevant provision provides as follows:

     Section 5.9.  Notification and Put Rights.

          (a) [Issuer] covenants and agrees that it shall provide written notice to [REI] at least thirty (30) days prior to the date on which any of the following is proposed to occur: (i) the issuance of shares of Common Stock or of any class or series of Preferred Stock (in one or a series of related transactions) representing more than fifteen percent (15%) of the number or voting power of the shares of Common Stock or [Issuer] Preferred Stock, as the case may be, outstanding immediately prior to such issuance, or (ii) the making of an investment or series of related investments involving aggregate payments by [Issuer] of $10 million or more (calculated on a consolidated basis);

          (b) [REI] shall notify [Issuer] within thirty (30) days after the date of the notice in paragraph (a) above whether it agrees with the proposed issuance or investment described in such notice. If (x) [REI] objects to any such proposed transaction and (y) [Issuer] notifies [REI] that [Issuer] will nonetheless proceed with the proposed transaction, [REI] shall have the option, exercisable within fifteen (15) days after the date of the written notice in clause (y) above, to cause [Issuer] to repurchase, out of funds legally available therefore, all of the Common Share Consideration and the Preferred Share Consideration, for an aggregate purchase price equal to (aa) $13.5 million plus (bb) interest at a per annum

----------------------------                            ------------------------
CUSIP No.   632900106                                    Page  11  of  12  Pages
----------------------------                            ------------------------

     rate of ten percent (10%) calculated on a daily basis through the date of such repurchase, which repurchase shall be consummated no later than thirty
     (30) days after the date of the notice of exercise of the option provided herein; and

          c) The rights of [REI] to receive notice and to require the [Issuer] to repurchase the Common Share Consideration and the Preferred Share consideration shall expire on the date that is thirty (30) days following the date on which [Issuer] files with the Securities and Exchange Commission its Annual Report on Form 10-K for the fiscal year ended January 30, 2001, provided that the parties shall be obligated to consummate any repurchase for which [REI] has provided notice of exercise of the repurchase option provided in section 5.9(b) prior to such expiration date.

The Purchase Agreement also includes (a)an undertaking, as previously set forth above, to propose to the stockholders of the Issuer and to solicit proxies in support of an amendment to the Restated Certificate of Incorporation of the Issuer to eliminate Article SIXTH, and (b) a covenant to permit a representative of Reading to attend meetings of the Board of Directors of the Issuer.

Item 7.  Material to be Filed as Exhibits.

               Exhibit A     -    Purchase Agreement
               Exhibit B     -    Registration Rights Agreement
               Exhibit C     -    First Option Letter
               Exhibit D     -    Second Option Letter
               Exhibit E     -    Joint Filing Agreement


     Schedule 1  Information with Respect to Executive Officers and Directors
     Schedule 2  Certificate of Designation
     Schedule 3 Interest in Securities of the Issuer: Transactions for shares for the past 60 days.



                          [Intentionally left blank]

----------------------------                            ------------------------
CUSIP No.   632900106                                    Page  12  of  12  Pages
----------------------------                            ------------------------


                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 17, 2000

                                    FA, INC.



                                    By:  /s/ S. Craig Tompkins
                                         ---------------------
                                         S. Craig Tompkins
                                         Vice President

                                    READING ENTERTAINMENT, INC.



                                    By:  /s/ S. Craig Tompkins
                                         ---------------------
                                         S. Craig Tompkins
                                         Vice Chairman



                                    CRAIG CORPORATION.



                                    By:  /s/ S. Craig Tompkins
                                         ---------------------
                                         S. Craig Tompkins
                                         President


                                    CITADEL HOLDING CORPORATION



                                    By:  /s/ S. Craig Tompkins
                                         ---------------------
                                         S. Craig Tompkins
                                         Vice Chairman